
05006631


SEC MAIL PROCESSING
RECEIVED
MAR 14 2005
WASH. D.C. 202 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States of America

1st March 2005

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated 28th February 2005 in connection with the Extension of Time for Publication of Circular of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

Aldous Chiu

Encl.
AC/kh


新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(stock code: 0017)


NWSH
新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)
(stock code: 0659)

JOINT ANNOUNCEMENT

EXTENSION OF TIME FOR PUBLICATION OF CIRCULAR

Reference is made to the joint announcement made by NWD and NWSH dated 5 February 2005 and published on 7 February 2005 in respect of a discloseable transaction relating to NWSH and its indirect wholly owned subsidiary, Sunmall, agreeing to sell and the Purchaser agreeing to buy 31.4% interest in ACTH and the Shareholder Loans for a total consideration of HK$1.9 billion, and NWSH and its indirect wholly owned subsidiary, Hetro, also agreeing to sell and the Purchaser agreeing to buy the entire issued share capital of KSL for a total consideration of HK$1.1 billion.

NWD and NWSH has applied to the Stock Exchange for a three-week extension of time for publication of their respective circulars on or before 21 March 2005.

Reference is made to the joint announcement made by NWD and NWSH dated 5 February 2005 and published on 7 February 2005 in respect of a discloseable transaction relating to NWSH and its indirect wholly owned subsidiary, Sunmall, agreeing to sell and the Purchaser agreeing to buy 31.4% interest in ACTH and the Shareholder Loans for a total consideration of HK$1.9 billion, and NWSH and its indirect wholly owned subsidiary, Hetro, also agreeing to sell and the Purchaser agreeing to buy the entire issued share capital of KSL for a total consideration of HK$1.1 billion (the "**First Announcement**"). Terms defined in the First Announcement have the same meanings in this announcement unless otherwise specified.

Each of NWD and NWSH (collectively the "**Companies**") is required under Rule 14.38 of the Listing Rules to arrange for the publication of a shareholders' circular (the "**Circular**") to their respective shareholders within 21 days after publication of the First Announcement, i.e. on or before 28 February 2005.

Completion of the Sunmall Share Sale Agreement is subject to and conditional upon the fulfillment of, inter alia, the following condition:

CSXWT 8 not having exercised its right as an existing shareholder in ACTH to acquire the Sale Shares and the Shareholder Loans pursuant to the Shareholders' Agreement on or before the expiry of the Prescribed Period or, alternatively, ACTH or CSXWT 8 has within the Prescribed Period given written notice to Sunmall that ACTH has no prospect of finding shareholder(s) to purchase all the Sale Shares and all the Shareholder Loans or that CSXWT 8 will not exercise its pre-emption right.

CSXWT 8 has until 28 February 2005 to decide as to whether or not it will exercise its right of pre-emption. Accordingly, NWSH does not expect to receive formal notification of whether CSXWT 8 has decided to do so or not until 1 March 2005.

To avoid the undue burden of each of the Companies having to potentially publish two Circulars, which would be the case if they are required to publish their respective Circular prior to ascertaining whether or not CSXWT 8 will exercise its right of pre-emption, since if it does, and a circular has already been dispatched, a further circular will need to be published confirming the identity of the eventual purchaser and the terms of the share sale agreement to be entered into by Sunmall with CSXWT 8. In addition, this is likely to cause confusion amongst each of the Companies' shareholders because of their receipt of two Circulars in connection with the same transaction in a short space of time. Accordingly, more time is required by the Companies to allow them sufficient time to receive notification of whether or not CSXWT 8 will exercise its right of pre-emption, finalise the terms of the sale, and prepare the Circular which will include the terms of such sale. Therefore, they have applied to the Stock Exchange for a three-week extension of time for publication and the dispatch of the Circular to their respective shareholders on or before 21 March 2005.

By order of the Board of
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By order of the Board of
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman

Hong Kong, 28 February 2005

At the date of this announcement: (a) the executive directors of NWD are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David and Mr. Leung Chi Kin, Stewart; (b) the non-executive directors of NWD are Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Ho Hau Hay, Hamilton and Mr. Liang Cheung Biu, Thomas, and; (c) the independent non-executive directors of NWD are Lord Sandberg, Michael, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson, JP (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John, JP.

At the date of this announcement: (a) the executive directors of NWSH are Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Chan Kam Ling, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick and Mr. Cheung Chin Cheung; (b) the non-executive directors of NWSH are Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsun, Gerald and Mr. Dominic Lai; and (c) the independent non-executive directors of NWSH are Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham.

* *For identification purposes only*